SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934



The Sportsman's Guide, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)



848907200
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


May 22, 2006
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.



CUSIP No. 848907200

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC
I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

 35,200  (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

35,200   (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 35,200  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.48%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No. 848907200
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Asset Management Inc.
I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7


SOLE VOTING POWER

 27,538  (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

 27,538  (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 27,538  (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.38%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 848907200

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

 15,000  (Item 5)


8



SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

 15,000  (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 15,000  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.20%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO
CUSIP No. 848907200

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Securities, Inc.
I.D. NO.  13-3379374
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

 271,831  (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

 271,831  (Item 5)

10


SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 271,831  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.71%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO, IA
CUSIP No. 848907200
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GGCP, Inc.
I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None


8



SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 848907200
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None


8

SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 848907200
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

20,000  (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

20,000  (ITEM 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  20,000  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.27%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share ("Securities"), of The Sportsman's Guide, Inc. (the "Issuer"), a Minnesota corporation with principal offices located at 411 Farwell Ave., So. St. Paul, Minnesota 55075.

Item 2.		Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario
Gabelli") and various entities which he
directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.
Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc. formerly known as Gabelli Group Capital Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli
& Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Lynch, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies. As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates
Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and
Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds
and accounts.   GSIL is an investment advisor of Gabelli International Gold
Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners,
Ltd.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-
dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli
Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust,
The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli
Blue Chip Value Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust,
The Gabelli Global Gold, Natural Resources, & Income Trust (collectively, the "Funds"), which are registered investment companies.
		Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
		The Plan, a qualified employee profit sharing plan, covers
substantially all employees of GBL and its affiliates.
		MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.
		Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Interactive and a substantial shareholder of Lynch.
		Mario Gabelli is the majority stockholder and Chief Executive
Officer of GGCP and Chairman and Chief Executive Officer of GBL. GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.
GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute a group.
		GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.
Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140
Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
Lynch is an Indiana corporation having its principal business office at 50
Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately
$11,251,408 to purchase the
Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $839,871 and $1,068,832, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GSI used approximately $8,197,523 of client funds and $80,485 of working capital to purchase the Securities reported by it. MJG Associates used approximately $456,715 of client funds to purchase the Securities reported by it. Mario J. Gabelli used approximately $607,982 of personal funds to purchase the Securities reported by him.

Item 4.		Purpose of Transaction
		Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
		The Reporting Persons, with the exceptions of Lynch and Interactive, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
		Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
		With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
		Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
		Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.		Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 369,569 shares, representing 5.04% of the 7,327,577 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended March 31, 2006. The Reporting Persons beneficially own those Securities as follows:


Name
Shares of
Common Stock
% of Class of
Common
Gabelli Funds

35,200
0.48%
GAMCO
27,538
0.38%

GSI

MJG Associates

Mario J. Gabelli

271,831

15,000

20,000



3.71%

0.20%

0.27%



		Mario Gabelli is deemed to have beneficial ownership of the
Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli &
Company.  GBL and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than
Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that  (i) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each
Fund shall respectively vote that Fund's shares, (ii) at any time, the Proxy
Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, GBL, and Gabelli Partners is indirect with respect to
Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and
Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(d) The investment advisory clients of, or partnerships managed by,
Gabelli Funds, Gabelli Advisers, GAMCO, MJG Associates and GSI have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with
Respect
		to Securities of the Issuer
		The powers of disposition and voting of Gabelli Funds, Gabelli Advisers, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7. 	Material to be Filed as an Exhibit
	The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit C in the Amendment No. 8 to Schedule 13D of the Reporting Persons with respect to Edgewater Technologies, Inc.
Exhibit A:
Joint Filing Agreement


Exhibit B:
Powers of Attorney to Douglas R. Jamieson and James E. McKee from Robert E. Dolan

Powers of Attorney to Douglas R. Jamieson and James E. McKee from Raymond H. Keller.

Powers of Attorney to Douglas R. Jamieson and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Karyn M. Nappi, and James E. McKee from
Marc J. Gabelli.



Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	June 1, 2006

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.



By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact

GABELLI SECURITIES, INC.
GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC



By:/s/ James E. McKee
	James E. McKee
	Secretary or Assistant Secretary



GAMCO ASSET MANAGEMENT INC.



By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	President




         SCHEDULE I

     Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.



GGCP, Inc.
Directors:

Vincent J. Amabile

Mario J. Gabelli
Business Consultant
Chief Executive Officer of GGCP, Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chief Executive Officer of Lynch
Interactive Corporation.

Marc J. Gabelli
Chairman of Lynch Corporation

Matthew R. Gabelli
Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580

Charles C. Baum

Douglas R. Jamieson
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

See below
	Arnold M. Reichman

Joseph R. Rindler,
Jr.

Business Consultant

Business Consultant/former Chairman of GAMCO Asset
Management Inc.
               Fredric V.
Salerno
Chairman; Former Vice Chairman and Chief Financial
Officer
Verizon Communications

Officers:

	Mario J. Gabelli


 Chief Executive Officer and Chief Investment
Officer

	Henry Kiernan
Vice President, Chief Financial Officer and
Secretary





GAMCO Investors, Inc.
Directors:


               Edwin L.
Artzt




               Richard L.
Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

	Mario J. Gabelli


               John D.
Gabelli


See above


Senior Vice President

	John C. Ferrara
See below



	Karl Otto Pohl (1)




              Robert S.
Prather






               Vincent S.
Tese





Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319


Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167


Officers:

	Mario J. Gabelli

Chairman, Chief Executive Officer and Chief
Investment Officer

Douglas R. Jamieson

Henry G. Van der Eb

John C. Ferrara

President and Chief Operating Officer

Senior Vice President

Interim Chief Financial Officer
	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Asset Management Inc.
Directors:


	Douglas R. Jamieson
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Investment Officer



	Douglas R. Jamieson


President and Chief Operating Officer


Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	James E. McKee
Secretary



Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
               Douglas R.
Jamieson
	Joseph R. Rindler,
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary

Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022


               Douglas R.
Jamieson

               F. William
Scholz, II

              Joseph R.
Rindler, Jr.

President and Chief Operating Officer

See above

See above


Officers:


	Douglas R. Jamieson

               James E. McKee
See above

Assistant Secretary






Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.



Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds



               James E. McKee
Secretary


Lynch Corporation,
140 Greenwich Avenue, 4th Floor
Greenwich, CT 06830

Directors:





              E. Val Cerutti

Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

Avrum Gray



              Marc J. Gabelli

              John C. Ferrara


              Anthony R.
Pustorino

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

Chairman

President and Chief Executive Officer


Professor Emeritus
Pace University
1 Martine Avenue
White Plains, NY 10606

Officers:



            John C. Ferrara
See above

            Eugene Hynes
Secretary and Treasurer







Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Mario J. Gabelli

See above - GGCP, Inc.


Avrum Gray
See above - Lynch Corp.


	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022


              Lawrence R. Moats


Moats Office & Properties, Inc.
100 West Palatine Road, Ste. L30
P.O. Box 1189
Palatine, IL 60078-1189


              Salvatore Zizza

Chairman
Hallmark Electrical Supplies Corp.
542 Wortman Avenue
Brooklyn, NY 11208


Officers:


	Mario J. Gabelli

Chairman
	Robert E. Dolan

Interim President and Chief Executive Officer,
Chief Financial Officer

               John A. Cole

Vice President, Corporate Development
Secretary and General Counsel
	(1) Citizen of Germany
















                                    SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                      SHARES PURCHASED     AVERAGE
                        DATE              SOLD(-)          PRICE(2)
 COMMON STOCK-SPORTSMANS GUIDE INC
          MARIO J. GABELLI
                       5/22/06            7,975            30.3978
                       5/19/06            8,500            30.4000
                       5/18/06            3,525            30.4000
          GABELLI SECURITIES, INC.
                       5/08/06            3,000            30.5000
		  GABELLI ASSOCIATES LTD
                       5/24/06            5,300            30.3396
                       5/23/06            3,100            30.3574
                       5/19/06            1,285            30.3667
                       5/16/06            7,100            30.3657
                       5/15/06            4,637            30.3865
                       5/11/06            6,000            30.4017
                       5/10/06            4,880            30.4277
                       5/09/06           15,000            30.4850
                       5/08/06           13,058            30.4957
                       5/05/06           16,500            30.5929
                       5/05/06           23,000            30.5314
                       5/05/06           33,300            30.5283
  GABELLI ASSOCIATES FUND
                       5/24/06            5,300            30.3396
                       5/23/06            1,900            30.3589
                       5/19/06            2,500            30.3809
                       5/16/06            6,400            30.3658
                       5/15/06            5,000            30.3864
                       5/11/06            4,900            30.4135
                       5/10/06            5,400            30.4276
                       5/09/06           15,307            30.4979
                       5/08/06            9,964            30.4960
                       5/05/06           18,900            30.5314
                       5/05/06           33,000            30.5283
                       5/05/06           16,500            30.5929
  GABELLI ASSOCIATES FUND II
                       5/24/06            1,000            30.3412
                       5/19/06            1,000            30.3854
                       5/10/06            1,000            30.4317
                       5/09/06            1,000            30.4850
                       5/08/06            1,000            30.4980
                       5/05/06            5,600            30.5314
	    MJG ASSOCIATES, INC.
          	  GABELLI INTERNATIONAL II LTD
                       5/10/06            5,000            30.4510
		  GABELLI FUND, LDC
                       5/15/06            5,000            30.4050
                       5/10/06            2,000            30.4550
                       5/08/06            2,000            30.4968
                       5/05/06            1,000            30.5314
          GABELLI ASSET MANAGEMENT INC.
                       5/24/06            1,000            30.3412
                       5/22/06              446            30.3550
                       5/16/06            1,500            30.3683
                       5/11/06            2,000            30.4175
                       5/09/06            4,000            30.4850
                       5/08/06              892            30.5524
                       5/08/06            2,000            30.5445
                       5/08/06            2,000            30.4980
                       5/05/06            6,500            30.5314
                       5/05/06            1,000            30.5929
                       5/05/06            6,200            30.5289
          GABELLI FUNDS, LLC.
              GABELLI ABC FUND
                       5/17/06           34,200            30.3600
                       5/05/06            1,000            30.5200

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ NATIONAL MARKET.

(2) PRICE EXCLUDES COMMISSION.




Exhibit A

JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of The Sportsman's Guide, Inc., and that this Agreement be included as an Exhibit to such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
		IN WITNESS WHEREOF, the undersigned hereby execute this agreement this June 1, 2006.


MARIO J. GABELLI
MARC J. GABELLI
GGCP, INC.
GABELLI PERFORMANCE PARTNERSHIP L.P.
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI FUND, LDC
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.
GEMINI CAPITAL MANAGEMENT LLC


By:/s/ James E. McKee
     James E. McKee
     Attorney-in-Fact




GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.
GLI, INC.
GABELLI & COMPANY, INC.


By: /s/ James E. McKee
       James E. McKee
       Secretary or Assistant Secretary






ALCE PARTNERS, L.P.
GABELLI MULTIMEDIA PARTNERS, L.P.
GABELLI EUROPEAN PARTNERS MASTER FUND, LTD.
GABELLI GLOBAL PARTNERS MASTER FUND, LTD.
GABELLI ASSOCIATES LIMITED
GABELLI ASSOCIATES FUND



By:/s/ James E. McKee
      James E. McKee
      Secretary of Gabelli Securities Inc.







LYNCH CORPORATION
SPINNAKER INDUSTRIES, INC
BRIGHTON COMMUNICATIONS CORPORATION
LYNCH INTERACTIVE CORPORATION
WESTERN NEW MEXICO
INTER-COMMUNITY TELEPHONE COMPANY



BY:/s/ James E. McKee
       James E. McKee
       Attorney-in-Fact





GAMCO ASSET MANAGEMENT, INC.


By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President